CheckN Holdings, Inc. (the "Company") a Delaware Corporation

Financial Statements (unaudited) and
Independent Accountant's Review Report

Years ended December 31, 2021 & 2022



Mongio & Associates CPAs LLC
Tax - Accounting - Advisory
Saving Time, Money, & Stress

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To Management
CheckN Holdings, Inc.

We have reviewed the accompanying financial statements of the Company which comprise the statement of financial position as of December 31, 2021 & 2022 and the related statements of operations, statement of changes in shareholder equity, and statement of cash flows for the years then ended, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of Company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal controls relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern

As discussed in Note 8, certain conditions indicate substantial doubt that the Company will be able to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs.

On behalf of Mongio and Associates CPAs, LLC

Vince Mongio, CPA, EA, CIA, CFE, MACC
Miami, FL
January 27, 2024

Vincenzo Mongio

Statement of Financial Position

	As of December 31,	
	2022	**2021**
ASSETS		
Current Assets		
Cash and Cash Equivalents	83	2,224
Total Current Assets	83	2,224
Non-current Assets		
Intangible Assets: Patent, net of Accumulated Amortization	49,455	15,612
Total Non-Current Assets	49,455	15,612
TOTAL ASSETS	49,539	17,837
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Accounts Payable	1,038	-
Accrued Expenses	-	27,425
Accrued Rent - Related Party	1,000	-
Accrued Interest	19,700	1,833
Convertible Notes	395,000	75,000
Notes Payable - Related Parties	67,531	60,654
Total Current Liabilities	484,269	164,911
TOTAL LIABILITIES	484,269	164,911
EQUITY		
Common Stock	846	846
Additional Paid in Capital	97,970	97,970
Accumulated Deficit	(533,546)	(245,891)
Total Equity	(434,730)	(147,075)
TOTAL LIABILITIES AND EQUITY	49,539	17,837

Statement of Changes in Shareholder Equity

	Common Stock				
	# of Shares Amount	$ Amount	APIC	Accumulated Deficit	Total Shareholder Equity
Beginning Balance at 1/1/2021	-	-	18,816	(19,487)	(671)
Issuance of Common Stock	845,580	846	79,154	-	80,000
Net Income (Loss)	-	-	-	(226,404)	(226,404)
Ending Balance 12/31/2021	845,580	846	97,970	(245,891)	(147,075)
Net Income (Loss)	-	-	-	(287,655)	(287,655)
Ending Balance 12/31/2022	845,580	846	97,970	(533,546)	(434,730)

Statement of Operations

	Year Ended December 31,	
	2022	**2021**
Revenue	-	-
Cost of Revenue	-	-
Gross Profit	-	-
Operating Expenses		
General and Administrative	17,972	1,446
Research and Development	245,021	221,293
Rent and Lease - Related Party	1,000	-
Amortization	5,795	1,832
Total Operating Expenses	269,788	224,571
Operating Income (loss)	(269,788)	(224,571)
Earnings Before Income Taxes	(269,788)	(224,571)
Other Expenses		
Interest Expense	17,867	1,833
Total Other Expenses	17,867	1,833
Provision for Income Tax Expense/(Benefit)	-	-
Net Income (loss)	(287,655)	(226,404)

Statement of Cash Flows

	Year Ended December 31,	
	2022	**2021**
OPERATING ACTIVITIES		
Net Income (Loss)	(287,655)	(226,404)
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Amortization	5,795	1,832
Accounts Payable and Accrued Expenses	(26,387)	23,068
Accrued Rent - Related Party	1,000	-
Accrued Interest	17,867	1,833
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(1,725)	26,733
Net Cash provided by (used in) Operating Activities	(289,380)	(199,671)
INVESTING ACTIVITIES		
Patent	(39,638)	(13,959)
Net Cash provided by (used by) Investing Activities	(39,638)	(13,959)
FINANCING ACTIVITIES		
Proceeds from Common Stock	-	846
Proceeds from Additional Paid-in Capital	-	79,154
Proceeds from Notes Payable - Related Party	6,877	60,654
Proceeds from Convertible Notes	320,000	75,000
Net Cash provided by (used in) Financing Activities	326,877	215,654
Cash at the beginning of period	2,224	200
Net Cash increase (decrease) for period	(2,141)	2,024
Cash at end of period	83	2,224

CheckN Holdings, Inc.
Notes to the Unaudited Financial Statements
December 31st, 2022
$USD

NOTE 1 – ORGANIZATION AND NATURE OF ACTIVITIES

CheckN Holdings, Inc. (“the Company”) was formed in Delaware on November 19th, 2018. In early 2019, the founders decided to shelve the idea, but in November of 2020, the founders decided to launched the R&D in earnest in 2021. The Company's goal is to redefine how live event venues (bars, restaurants, clubs, music concerts and tours, sports leagues, etc.) engage with and message the fans in attendance. The CheckN app is a free smartphone app available on both Apple and Android devices that allows users to know where the crowds are (friends and strangers alike), then go to those venues and "checkN" and once they've done so, they can meet other people who are there, via the app. They can also get drink and merchandise special offers via the app from either the venue owners or brands. The Company is pre-revenue but plans to derive revenue from Sponsors/Ads (geo-targeted in real time), subscriptions to data dashboards so that venues and brands can laser-target customers, and through merchandise sales at events.

The Company will conduct a crowdfunding campaign under regulation CF in 2024 to raise operating capital.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

Our financial statements are prepared in accordance with U.S. generally accepted accounting principles (“GAAP”). Our fiscal year ends on December 31. The Company has no interest in variable interest entities and no predecessor entities.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances, and highly liquid investments with maturities of three months or less when purchased.

Fair Value of Financial Instruments

ASC 820 “*Fair Value Measurements and Disclosures*” establishes a three-tier fair value hierarchy, which prioritizes the inputs in measuring fair value. The hierarchy prioritizes the inputs into three levels based on the extent to which inputs used in measuring fair value are observable in the market.

These tiers include:

Level 1: defined as observable inputs such as quoted prices in active markets;
Level 2: defined as inputs other than quoted prices in active markets that are either directly or indirectly observable; and
Level 3: defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions.

Concentrations of Credit Risks

The Company's financial instruments that are exposed to concentrations of credit risk primarily consist of its cash and cash equivalents. The Company places its cash and cash equivalents with financial institutions of high credit worthiness. The Company's management plans to assess the financial strength and credit worthiness of any parties to which it extends funds, and as such, it believes that any associated credit risk exposures are limited.

Concentration of Labor

The Company's management believes it has employees that are essential to the success of the Company. Management believes that the impact of the loss of these employee would cause material impacts on the technology, relationships, and branding of the Company.

Revenue Recognition

The Company recognizes revenue from the sale of products and services in accordance with ASC 606, "Revenue Recognition" following the five steps procedure:

Step 1: Identify the contract(s) with customers
Step 2: Identify the performance obligations in the contract
Step 3: Determine the transaction price
Step 4: Allocate the transaction price to performance obligations
Step 5: Recognize revenue when or as performance obligations are satisfied

The Company will identify and analyze its performance obligations with respect to customer contracts once the first contract is signed.

Intangible Assets

A summary of the Company's intangible assets is below.

Property Type	Useful Life in Years	Cost	Accumulated Amortization	Disposals	Book Value as of 12/31/22
Patent	10	57,953	(8,498)	-	49,455
Grand Total	-	57,953	(8,498)	-	49,455

Advertising Costs

Advertising costs associated with marketing the Company's products and services are generally expensed as costs are incurred.

General and Administrative

General and administrative expenses consist of payroll and related expenses for employees and independent contractors involved in general corporate functions, including accounting, finance, tax, legal, business development, and other miscellaneous expenses.

Equity Based Compensation

The Company accounts for stock options issued to employees under ASC 718 (Stock Compensation). Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected early adoption of ASU 2018-07, which permits measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 (Equity). The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in the determining stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates. Management has concluded that the estimated fair value of the Company's stock and corresponding expense is negligible.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding:

	Total Options	Weighted Average Exercise Price
Total options outstanding, January 1, 2021	-	$-
Granted	-	$-
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2021	-	$-
Granted	66,975	$1
Exercised	-	$-
Expired/cancelled	-	$-
Total options outstanding, December 31, 2022	66,975	$1
Options exercisable, December 31, 2022	45,635	$1

	Nonvested Options	Weighted Average Fair Value
Nonvested options, January 1, 2021	-	$-
Granted	-	$-
Vested	-	$-
Forfeited	-	$-
Nonvested options, December 31, 2021	-	$-
Granted	66,975	$-
Vested	(45,635)	$-
Forfeited	-	$-
Nonvested options, December 31, 2022	21,340	$-

<u>Income Taxes</u>

The Company is subject to corporate income and state income taxes in the state it does business. We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the financial statement and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in income in the period that includes the enactment date. We recognize deferred tax assets to the extent that we believe that these assets are more likely than not to be realized. In making such a determination, we consider all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. If we determine that we would be able to realize our deferred tax assets in the future in excess of their net recorded amount, we would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes. We record uncertain tax positions in accordance with ASC 740 on the basis of a two-step process in which (1) we determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, we recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority. The Company does not have any uncertain tax provisions. The Company's primary tax jurisdiction is the United States. The Company's primary deferred tax assets are its net operating loss (NOL) carryforwards which approximate its retained earnings as of the date of these financials. A deferred tax asset as a result of NOLs have not been recognized due to the uncertainty of future positive taxable income to utilize the NOL. The Company is no longer subject to U.S. federal, state and local, tax examinations by tax authorities for years before 2019.

<u>Recent Accounting Pronouncements</u>

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company follows ASC 850, "Related Party Disclosures," for the identification of related parties and disclosure of related party transactions.

A related party loaned the Company amounts resulting in a balance of $30,729 and $33,852 as of December 31st, 2022 and 2021, respectively. The loan accrues interest of 6% and is due on demand. Failure to repay the loan upon demand will result in the Company paying an additional 2% interest. The loan amount increased by $136,357 in 2023.

A related party loaned the Company amounts resulting in a balance of $36,802 and $26,802 as of December 31st, 2022 and 2021, respectively. The loan accrues interest of 6% and is due on demand. Failure to repay the loan upon demand will result in the Company paying an additional 2% interest. The loan amount increased by $57,000 in 2023.

See Note 4 – Commitments, Contingencies, Compliance with Laws and Regulations for details of lease entered into with a related party.

NOTE 4 – COMMITMENTS, CONTINGENCIES, COMPLIANCE WITH LAWS AND REGULATIONS

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers. Further, the Company is currently complying with all relevant laws and regulations.

<u>Rent and Lease</u>

On November 1ˢᵗ, 2022, the Company entered into a commercial lease agreement in Winchester, MA from a separate company for which the chairman is the CEO. The lease expires on October 31ˢᵗ, 2024. The lease requires monthly payments of $500. The Company has the option to renew the lease for an additional 2 renewal periods of two-year terms.

NOTE 5 – LIABILITIES AND DEBT

Convertible Notes - The Company has entered into several convertible note agreements for the purposes of funding operations. The interest on the notes were 8%. The amounts are to be repaid at the demand of the holder prior to conversion with original maturities in 2023, however the Convertible Notes did not convert in 2023 and management expects them to convert once the Series A round occurs, which is expected in 2024. The notes are convertible into shares of the Company's common stock at a 20% discount during a change of control or qualified financing event.

See Note 3 – Related Party Transactions for details of related party loans.

Debt Principal Maturities 5 Years Subsequent to 2022

Year	Amount
2023	$67,531
2024	$395,000
2025	-
2026	-
2027	-
Thereafter	-

NOTE 6 – EQUITY

The Company has authorized 1,500,000 common shares with a par value of $0.001 per share. 845,580 shares were issued and outstanding as of 2022.

Voting: Common stockholders are entitled to one vote per share

Dividends: The holders of common stock are entitled to receive dividends when and if declared by the Board of Directors.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated events subsequent to December 31, 2022 to assess the need for potential recognition or disclosure in this report. Such events were evaluated through January 27, 2024, the date these financial statements were available to be issued.

Convertible Notes - The Company has entered into several convertible note agreements totaling $640,000 for the purposes of funding operations. The interest on the notes were 8%. The amounts are to be repaid at the demand of the holder prior to conversion with maturity in 2025. The notes are convertible into shares of the Company's common stock at a 20% stated discount during a change of control or qualified financing event.

The Company ran a series of live tests of the app in Miami in July and August 2023 - at the Miami Pro Am basketball games as well as two after parties following the Rolling Loud concert series. All were considered a great success.

See Note 3 – Related Party Transactions disclosure for details of amount increases to related party loans.

NOTE 8 – GOING CONCERN

The accompanying balance sheet has been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The entity has realized losses every year since inception, incurred negative working capital and cash flows from operations, and may continue to generate losses.

During the next twelve months, the Company intends to finance its operations with funds from a crowdfunding campaign. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results. Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. No assurance can be given that the Company will be successful in these efforts. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern for a reasonable period of time. The financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.